                           [LETTERHEAD OF PMC-SIERRA]

PRESS RELEASE

                                                      Filed by PMC-Sierra, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933

               Subject Company: PMC-Sierra, Inc. - Commission File No: 000-29109




                  PMC-Sierra Announces HSR Clearance of Merger with Quantum Effect Devices

                  QED Stockholders to vote on the merger on August 23, 2000.

August 1, 2000 - Campbell, CA --   PMC-Sierra, Inc. (NASDAQ:PMCS) today
announced that the Federal Trade Commission has granted early termination of the antitrust waiting period for PMC-Sierra's proposed merger with Quantum Effect Devices, Inc. (NASDAQ:QEDI). The merger is now subject only to Quantum Effect Devices stockholder approval and the other closing conditions specified in the merger agreement. A special meeting of Quantum Effect Devices' stockholders has been set for August 23, 2000. If Quantum Effect Devices' stockholders approve the merger at the meeting and the other closing conditions to the merger are satisfied, the companies expect to close the transaction shortly after the meeting is completed.

About PMC-Sierra

PMC-Sierra's extensive family of broadband communication semiconductors is enabling the equipment that makes up the backbone of the Internet. The company develops Internet Protocol (IP), ATM, SONET/SDH, T1/E1/T3/E3, Voice-over-Packet and wireless infrastructure solutions for wide area network and Internet infrastructure equipment. PMC-Sierra's quality system is registered with the Quality Management Institute to the ISO 9001 standard. As co-founder of the SATURN(R) Development
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PMC-Sierra Announces HSR Clearance of Merger with Quantum
Effects Devices                                                        Page 2/3


Group, PMC-Sierra works with over 30 other member companies to define and develop interoperable, standard-compliant solutions for high speed networking applications.

PMC-Sierra offers worldwide technical and sales support including a network of offices throughout North America, Europe and Asia. PMC-Sierra is publicly traded on the Nasdaq Stock Market under the symbol "PMCS". The company is included in the Nasdaq-100 Index (NDX) which contains the largest non-financial companies on the Nasdaq Stock Market. The Nasdaq-100 Index is the benchmark for the Nasdaq-100 Index Tracking Stock (Amex:QQQ). For more information about PMC-Sierra, visit http://www.pmc-sierra.com.
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About Quantum Effect Devices

Quantum Effect Devices, Inc., founded in 1991, designs, develops and markets high-performance, cost-effective, market-driven embedded microprocessor solutions. QED's RM5200 and RM7000 product families include 32- and 64-bit embedded microprocessors targeted at fast-growing communications markets including Internet access devices, routers, switches, optical transport systems and other high-speed networking applications.


SATURN(R) is a registered trademark of PMC-Sierra, Inc. PMC-Sierra(TM) is a trademark of PMC-Sierra, Inc. MIPS is a registered trademark of MIPS Technologies, Inc. RISCMark, RM5230, RM5260, RM5270, RM52xx, RM5231, RM5261, RM5271, RM52x1 and RM7000 are trademarks of QED, Inc. All other trademarks mentioned herein are the property of their respective owners.

                                      ###
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PMC-Sierra Announces HSR Clearance of Merger with Quantum
Effects Devices                                                        Page 3/3



Additional Information

PMC-Sierra has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission, or SEC, in connection with the merger. The SEC declared the Registration Statement effective on July 28, 2000. Quantum Effect Devices has mailed a Proxy Statement/Prospectus to its stockholders containing information about the merger.

Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about PMC-Sierra, Quantum Effect Devices, the merger and related matters. Investors and security holders are able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, PMC-Sierra and Quantum Effect Devices file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by PMC-Sierra and Quantum Effect Devices at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. PMC-Sierra's and Quantum Effect Devices' filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Quantum Effect Devices, its directors, executive officers and certain members of management and employees may be soliciting proxies from Quantum Effect Devices' stockholders in favor of the adoption of the merger agreement. A description of any interests that Quantum Effect Devices' directors and executive officers have in the merger is available in the Proxy Statement/Prospectus.

Certain statements contained herein, including the statements regarding the expected closing date of the merger of PMC-Sierra and Quantum Effect Devices, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, the volatility of our stock prices, our failure to realize the expected benefits of the merger, the disruption of our businesses caused by the integration process and other factors discussed in the Registration Statement on Form S-4 and the reports filed by PMC-Sierra and Quantum Effect Devices with the SEC. The forward-looking statements contained in this news release are made as of the date hereof and neither PMC-Sierra nor Quantum Effect Devices assumes any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.